UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Merrimack Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
590328209
(CUSIP Number)

Noah G Levy Newtyn Management, LLC 60 East 42nd St, 9th Floor New York, NY 10165 (212) 446-2460
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [X]

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590328209
1.	Names of Reporting Persons Newtyn Management, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
		(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: New York

Number of	7. Sole Voting Power:	1,376,880
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	1,376,880
Person with	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,376,880
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 10.3%
14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 590328209
1.	Names of Reporting Persons Noah G. Levy
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
		(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	1,376,880
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	1,376,880
Person with	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,376,880
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 10.3%
14.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 590328209
1.	Names of Reporting Persons Newtyn Partners, LP
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
		(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	796,365
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	796,365
Person with	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	796,365
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.0%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 590328209
1.	Names of Reporting Persons Newtyn Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
		(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	1,376,880
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	1,376,880
Person with	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,376,880
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 10.3%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 590328209
1.	Names of Reporting Persons Ledo Capital, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
		(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: New York

Number of	7. Sole Voting Power:	1,376,880
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	1,376,880
Person with	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,376,880
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 10.3%
14.	Type of Reporting Person (See Instructions): OO

This Amendment No. 2 is being filed jointly by (a) Newtyn Management, LLC (“Newtyn Management”), a New York limited liability company; (b) Noah G. Levy, a citizen of the United States of America; (c) Newtyn Partners, LP (“Newtyn Partners”), a Delaware limited partnership; (d) Newtyn Capital Partners, LP (“NCP”), a Delaware limited partnership; and (e) Ledo Capital, LLC (“Ledo”), a New York limited liability company (each a “Reporting Person” and collectively, referred to as the “Reporting Persons”) to supplement and amend the Schedule 13D filed with the Securities and Exchange Commission on September 19, 2019, as amended September 30, 2019, (the “prior Schedule 13Ds”) with respect to beneficial ownership of the shares of Common Stock, $0.01 par value per share (the “Common Stock”) of Merrimack Pharmaceuticals, Inc. (the “Issuer”). The prior Schedule 13Ds, as amended and supplemented by this Amendment, are referred to herein as “this Schedule 13D.”  Except as specifically provided herein, this amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein shall have the meanings ascribed to them in the prior Schedule 13Ds.

Item 3. Source and Amount of Funds

Item 3 is hereby supplemented as follows:

The Reporting Persons used working capital to purchase the additional 177,274 shares of the Issuer’s Common Stock purchased in a private transaction between Gary Crocker and certain family members and affiliates as the sellers and each of Western Standard Partners, L.P., Western Standard Partners QP, L.P., Newtyn Partners and Newtyn Partners TE, LP as the purchasers.  The total purchase price for the Shares was approximately $552,086.60.

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

“Group” Status

As a result of their agreement with the Western Standard Parties to vote their respective shares of Common Stock to support the Issuer’s slate of director nominees and proposals in connection with the Annual Meeting, as described in Item 4 of the prior Schedule 13Ds, and by entering into the Cooperation Agreement, the Reporting Persons have formed a “group” for purposes of Section 13 (d)(1) of the Exchange Act and the rules promulgated thereunder because of their agreement to vote jointly. The members of this group are Mr. Levy, Newtyn Management, the Funds, NCP, Ledo, Mr. Andersen, Western Standard, Western Standard Partners, LP and Western Standard Partners QP, LP (collectively, the “13D Group”).

Each of Mr. Andersen and Western Standard (collectively, the “Western Standard Reporting Persons”) as of the date of this Schedule 13D also beneficially owns more than 5% of the Issuer’s Common Stock through their indirect voting and dispositive power over the shares of Common Stock held by the Funds. The Western Standard Reporting Persons filed a Schedule 13D on the same date as this Schedule 13D (as may be amended from time to time, the “Western Standard Schedule 13D”), a copy of which was previously filed as an attachment to the Schedule 13D, to report their ownership of, and transactions in, the Common Stock and the interactions and agreements of the Western Standard Reporting Persons with the Board, members of management and the Reporting Persons substantially as described in this Schedule 13D.

As the 13D Group is deemed to have acquired beneficial ownership of the aggregate amount of the Issuer’s Common Stock that the 13D Group members beneficially owns, the 13D Group is deemed to beneficially own 2,423,508 shares of Common Stock representing 18.1% of the Issuer’s Common Stock outstanding for voting purposes.  However, none of the Newtyn Parties have the ability to direct the acquisition or disposition or, except through the Cooperation Agreement, voting of the securities held by the Western Standard Parties, and none of the Western Standard Parties have the ability to direct the acquisition or disposition or, except through the Cooperation Agreement, voting of the securities held by the Newtyn Parties.

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference.  The Reporting Persons are the beneficial owners of 1,376,880 shares of Common Stock. Such number of shares of Common Stock represent 10.3% of the shares of Common Stock outstanding based on 13,380,243 shares of Common Stock outstanding, as of May 4, 2020, which number the Issuer reported in its Form 10-Q for the quarterly period ending March 31, 2020, filed with the U.S. Securities and Exchange Commission on May 7, 2020.

To the extent required as a result of the Reporting Persons’ status as members of the 13D Group, the information relating to the beneficial ownership of Common Stock by each of the Western Standard Reporting Persons set forth in Rows 7 through 13 of the cover pages of the Western Standard Schedule 13D is incorporated by reference into this Item 5 (a) and (b). Such information, combined with the holdings of the Reporting Persons, would result in the 13D Group having voting power equivalent to a combined beneficial ownership of 18.1% of the Issuer’s Common Stock outstanding for voting purposes.

(c)       Except as set forth in this Schedule 13D, none of the persons identified in Item 2 of this Schedule 13D has engaged in any transaction in Common Stock, or securities exchangeable for Common Stock, during the period commencing sixty (60) days prior to the Effective Date, and from the Effective Date through the Filing Date.

To the extent required as a result of the Reporting Persons’ status as members of the 13D Group, the information relating to the transactions in the securities which were effected during the past sixty (60) days by each of the Western Standard Reporting Persons set forth on Schedule A of the Western Standard Schedule 13D is incorporated by reference into this Section 5(c).

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 2 and any further amendment or amendments to the Schedule 13D, a copy of which is attached here as Exhibit 99.1 and incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement of the Reporting Persons, dated as of July 24, 2020, among the Reporting Persons (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2020

Newtyn Management, LLC

By:	/s/ Noah G. Levy
Noah G. Levy, Managing Member

Newtyn Partners, LP

By:	Newtyn Management, LLC
Its:	Investment Manager

By:	/s/ Noah G. Levy
Noah G. Levy, Managing Member

Newtyn Capital Partners, LP

By:	Ledo Capital, LLC
Its:	General Partner

By:	/s/ Noah G. Levy
Noah G. Levy, Managing Member

Ledo Capital, LLC

By:	/s/ Noah G. Levy
Noah G. Levy, Managing Member

/s/ Noah G. Levy
Noah G. Levy

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).